February 7, 2000


The Board of Directors
eVision USA.Com, Inc.
1700 Lincoln Street, 32nd Floor
Denver, Colorado  80203

Re:       Form S-8 Registration Statement
                  Opinion of Counsel

Dear Sirs:

     You have requested our opinion as to certain matters arising under the Colorado Business Corporation Act which relate to the issuance of 1,958,000 shares of the $0.01 par value common stock ("Common Stock") of eVision USA.Com, Inc. ("Company") that may be issued upon the exercise of options that have been granted to various persons.

     We have reviewed the Articles of Incorporation, as restated and amended, of the Company, the minutes of the Board of Directors of the Company relating to the options granted to the various persons, and such other documents that we considered necessary in order to render this opinion. As a result of our review, we are of the opinion that the 1,958,000 shares of Common Stock are validly authorized, and assuming the shares of Common Stock are paid for as described in the option certificates, when issued, the shares of Common Stock will be validly issued, fully paid and nonassessable under the Colorado Business Corporation Act.

     This opinion is limited to applicability of the Colorado Business Corporation Act and of the Colorado common law to the issuance of the shares of Common Stock. This opinion does not cover nor is in any way related to the applicability of, or compliance by the Company with, any other law, or any other federal law which may apply to transactions including the sale of a security.

                                        Sincerely yours,



                                        /s/ SMITH MCCULLOUGH, P.C.